Exhibit 23

Consent of Independent Registered Public Accounting Firm

Plan Administrator
United Natural Foods, Inc. Retirement Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-161884) on Form S-8 of United Natural Foods, Inc. of our report dated January 27, 2010 relating to the statements of net assets available for benefits of the United Natural Foods, Inc. Retirement Plan as of July 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of Schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended July 31, 2009 and Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of July 31, 2009, which report appears in the July 31, 2009 Annual Report on Form 11-K of the United Natural Foods, Inc. Retirement Plan.

/s/ KPMG LLP

Providence, Rhode Island
January 27, 2010